Mail Stop 4561







November 17, 2005


By U.S. Mail and facsimile to (401) 277-7189.

Gary N. Geisel
Chairman of the Board and Chief Executive Officer
Provident Bankshares Corporation.
114 East Lexington Street
Baltimore, MD 21202

Re:	Provident Bankshares Corporation.
Form 8-K
	Filed November 14, 2005
	File No. 000-16421

Dear Mr. Geisel:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
1. We note that you intend to file restated financial statements. Please specifically tell us how and when you will file them.
2. Please revise to include a statement of whether the audit committee or the board of directors in the absence of an audit committee, or authorized officer or officers discussed the matters disclosed in your filing with your independent auditors.
3. We note that you have been entering into the interest rate swap transactions since 2003. Please tell us how you concluded that the financial statements for the period ending December 31, 2003 should not be restated.

* * * * *

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Rebekah Moore, Staff Accountant, at (202)
551-
3463 or me at (202) 551-3423 if you have questions.

Sincerely,



Amit Pande
Assistant Chief Accountant
??

??

??

??

Gary N. Geisel
Provident Bankshares Corporation
November 17, 2005
Page 3